SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 10, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 10, 2016 regarding “Welcome to Telefonaktiebolaget LM Ericsson’s Annual general meeting 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 10, 2016

Welcome to Telefonaktiebolaget LM Ericsson’s Annual general meeting 2016

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of shareholders to be held on Wednesday, April 13, 2016 at 3.00 p.m. at Stockholm Waterfront Congress Centre, Nils Ericsons Plan 4, Stockholm. Registration to the Annual General Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Thursday April 7, 2016; and

•	give notice of attendance to the Company at the latest on Thursday April 7, 2016. Notice of attendance can be given by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or on Ericsson’s website www.ericsson.com.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

Box 7835

SE-103 98 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of attending assistants, if any.

The Annual General Meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Thursday April 7, 2016, in order to be entitled to attend the Annual General Meeting. The shareholder should inform the nominee to that effect well before that day.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2016

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Annual General Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, April 12, 2016. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1.	Election of the Chairman of the Annual General Meeting

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the Annual General Meeting

4.	Determination whether the Annual General Meeting has been properly convened

5.	Election of two persons approving the minutes

6.	Presentation of the annual report, the auditors’ report, the consolidated accounts, the auditors’ report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditors’ presentation of the audit work with respect to 2015

7.	The President’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolutions with respect to

8.1	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2	discharge of liability for the members of the Board of Directors and the President; and

8.3	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

10.	Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

11.	Election of the members and deputies of the Board of Directors

The Nomination Committee’s proposal for Board members

11.1	Nora Denzel

11.2	Börje Ekholm

11.3	Leif Johansson

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11.4	Ulf J. Johansson

11.5	Kristin Skogen Lund

11.6	Kristin S. Rinne (new election)

11.7	Sukhinder Singh Cassidy

11.8	Helena Stjernholm (new election)

11.9	Hans Vestberg

11.10	Jacob Wallenberg

12.	Election of the Chairman of the Board of Directors

The Nomination Committee’s proposal

The Nomination Committee proposes that Leif Johansson be elected Chairman of the Board.

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Resolution on the guidelines for remuneration to Group management

17.	Resolution on the Board of Directors’ proposal for amendments to the articles of association

18	Long-Term Variable Compensation Program 2016

18.1	Resolution on implementation of the Stock Purchase Plan

18.2	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the Stock Purchase Plan

18.3	Resolution on Equity Swap Agreement with third party in relation to the Stock Purchase Plan

18.4	Resolution on implementation of the Key Contributor Retention Plan

18.5	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the Key Contributor Retention Plan

18.6	Resolution on Equity Swap Agreement with third party in relation to the Key Contributor Retention Plan

18.7	Resolution on implementation of the Executive Performance Stock Plan

18.8	Resolution on transfer of treasury stock, directed share issue and acquisition offer for the Executive Performance Stock Plan

18.9	Resolution on Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan

19.	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2012, 2013, 2014 and 2015

20.	Resolution on proposal from the shareholder Einar Hellbom that the Annual General Meeting resolve to delegate to the Board of Directors to review how shares are to be given equal voting rights and to present a proposal to that effect at the Annual General Meeting 2017

21.	Resolution on proposal from the shareholder Thorwald Arvidsson that the Annual General Meeting resolve to delegate to the Board of Directors to turn to the Government of Sweden and underline the need for a change of the legal framework to abolish the possibility to have voting power differences in Swedish limited liability companies

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22.	Resolution on proposal from the shareholder Thorwald Arvidsson to amend the articles of association

22.1	with respect to the voting rights of shares

22.2	with respect to limitation of who can be appointed Board member

23.	Resolution on proposal from the shareholder Thorwald Arvidsson that the Annual General Meeting of shareholders resolve:

23.1	to adopt a vision of zero tolerance with respect to work place accidents within the company;

23.2	to delegate to the Board to appoint a working group to realize this vision of zero tolerance;

23.3	that the results shall be annually reported to the Annual General Meeting of shareholders, for example by including the report in the printed Annual Report;

23.4	to adopt a vision of absolute gender equality on all levels within the company;

23.5	to delegate to the Board to appoint a working group to realize this vision in the long-term and carefully follow the developments regarding gender equality and ethnicity;

23.6	to annually report to the Annual General Meeting, for example by including the report in the printed Annual Report;

23.7	to delegate to the Board to take necessary action to create a shareholders’ association in the company;

23.8	that a member of the Board shall not be allowed to invoice the Board fee via a legal entity, Swedish or non-Swedish;

23.9	to delegate to the Board to turn to the relevant authority (the Government and/or the tax office) to underline the need to amend the rules in this area;

23.10	that the Nomination Committee, when fulfilling its tasks, shall in particular consider matters related to ethics, gender and ethnicity;

23.11	delegate to the Board of Directors to turn to the Government of Sweden to underline the need to introduce a national “cool-off period” for politicians; and

23.12	to delegate to the Board to prepare a proposal for Board and Nomination Committee representation for the small and midsize shareholders, to be presented to the Annual General Meeting 2017, or any earlier held extraordinary general shareholders meeting.

24.	Closing of the Annual General Meeting

Item 1 Chairman of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chairman of the Committee, Petra Hedengran (Investor AB), Bengt Kjell (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Johan Held (AFA Försäkring), Leif Johansson (Chairman of the Board of Directors), and Marianne Nilsson (Swedbank Robur Fonder). The Nomination Committee proposes that Advokat Sven Unger be elected Chairman of the Annual General Meeting of shareholders 2016.

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Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 3.70 per share and Friday, April 15, 2016, as record date for dividend. Assuming this date will be the record date, Euroclear Sweden AB is expected to disburse dividends on Wednesday, April 20, 2016.

Item 9 Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be ten and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board elected by the Annual General Meeting be paid as follows:

•	SEK 4,075,000 to the Chairman of the Board of Directors (previously SEK 4,000,000);

•	SEK 990,000 each to the other Board members (previously SEK 975,000);

•	SEK 350,000 to the Chairman of the Audit Committee (unchanged);

•	SEK 250,000 each to the other members of the Audit Committee (unchanged);

•	SEK 200,000 each to the Chairmen of the Finance and the Remuneration Committee (unchanged); and

•	SEK 175,000 each to the other members of the Finance and the Remuneration Committee (unchanged).

It is important that Board fees are maintained at an appropriate level to make it possible to recruit the best possible international competence to the Board of Directors of Ericsson and to make it possible to keep such competence. When assessing the level of fees, a comparison must be done in relation to the Board fees in companies of equal size and complexity and it must be considered that the Ericsson Group has customers in more than 180 countries and that sales in 2015 amounted to more than SEK 240 billion. The Nomination Committee has compared the Board fees in Ericsson with Board fees in other international high-tech companies and has concluded that the proposed increase of the Board fee from SEK 975,000 to SEK 990,000 and of the fee to the Chairman of the Board from SEK 4,000,000 to SEK 4,075,000 is reasonable and well-justified.

The Nomination Committee considers that the fees for Committee work are reasonable, and proposes that these fees remain unchanged.

The proposal of the Nomination Committee implies all in all an increase of the fees of less than 1.5 percent compared with the total fees to the corresponding number of Board members for Board and Committee work resolved by the Annual General Meeting 2015.

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Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the company. The Nomination Committee recommends Board members elected by the shareholders to, during a five year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (after tax) (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To make it possible for Board members to create an economic interest in the company and considering that it is in many cases difficult for Board members to trade in the company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2016 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•	The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2016. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•	The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2021, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

•	An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•	Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions for the synthetic shares.

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The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 11 Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be elected Board members:

11.1	Nora Denzel

11.2	Börje Ekholm

11.3	Leif Johansson

11.4	Ulf J. Johansson

11.5	Kristin Skogen Lund

11.6	Kristin S. Rinne (new election)

11.7	Sukhinder Singh Cassidy

11.8	Helena Stjernholm (new election)

11.9	Hans Vestberg

11.10	Jacob Wallenberg

Kristin S. Rinne

Born 1954. Bachelor of Arts, Washburn University, USA.

Board member: None.

Holdings in Ericsson: None.

Principal work experience and other information: Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007-2014). CTO of Cingular Wireless (2005-2007) and VP Technology & New Product Development of Cingular Wireless (2000-2005). Previous positions within Southwestern Bell and SBC (1976-2000). Non-profit Board member of Curing Kids Cancer, Washburn University Foundation and Wycliffe Associates.

Helena Stjernholm

Born 1970. Master of Science in Business Administration, Stockholm School of Economics, Sweden.

Board member: None.

Holdings in Ericsson: 60 Class B shares*.

Principal work experience and other information: President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008-2015), with responsibility for the Stockholm office from 2011 to 2015. Chief Investment Officer at IK Investment Partners (1998-2008). Previous experience as consultant for Bain & Company (1997-1998).

*	The number of shares includes holdings by related natural and legal persons as well as holdings of ADS, if applicable.

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In the composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed in the Board and its Committees, and also the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee also assesses the appropriateness of the number of members of the Board and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson. The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period but also considers future competence needs. Before the Annual General Meeting 2016, the Committee has made particular efforts to identify potential female candidates that would bring relevant expertise and competence to the Board while also improving the gender balance.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Nomination Committee has further thoroughly familiarized itself with the results of the Board work evaluation and of the work of the Board and the individual Board members. The Nomination Committee believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee aims to propose a Board of Directors that constitutes a good team to lead Ericsson.

The Nomination Committee is of the opinion that the current Board and Board work is well functioning. Further it is the Nomination Committee’s view that the Board fulfils high expectations in terms of composition and that the Board as well as the individual Board members fulfil high expectations in terms of expertise.

Roxanne S. Austin, Alexander Izosimov and Anders Nyrén have advised that they wish to leave the Board. The Nomination Committee proposes that Kristin S. Rinne and Helena Stjernholm be elected new Board members. It is the Nomination Committee’s assessment that each of the proposed Board members, with their respective experiences, will add valuable expertise and experience to the Board. Kristin S. Rinne has extensive industrial experience from work within telecom and from the US market. She also has deep technological competence and extensive technical experiences, for example from her previous positions with AT&T. Helena Stjernolm has long-term experience from private equity and investments. She has broad and extensive commercial and international experience of relevance to Ericsson as well as experience from working with new businesses from being a partner with the private equity firm IK Investment Partners.

Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President) more than 55% are women.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

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Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Nora Denzel

b.	Börje Ekholm

c.	Leif Johansson

d.	Ulf J. Johansson

e.	Kristin Skogen Lund

f.	Kristin S. Rinne

g.	Sukhinder Singh Cassidy

h.	Helena Stjernholm

i.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Nora Denzel

b.	Leif Johansson

c.	Ulf J. Johansson

d.	Kristin Skogen Lund

e.	Kristin S. Rinne

f.	Sukhinder Singh Cassidy

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Nora Denzel

b.	Leif Johansson

c.	Ulf J. Johansson

d.	Kristin Skogen Lund

e.	Kristin S. Rinne

f.	Sukhinder Singh Cassidy

Item 12 Election of the Chairman of the Board

The Nomination Committee proposes that Leif Johansson be re-elected Chairman of the Board.

Item 13 Number of auditors

According to the articles of association, the company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

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Item 15 Election of auditor

The Nomination Committee proposes that PricewaterhouseCoopers AB be appointed auditor for the period as of the end of the Annual General Meeting 2016 until the end of the Annual General Meeting 2017 (re-election).

Item 16 Guidelines for remuneration to Group management

The Board of Directors proposes that the Annual General Meeting resolve on the following guidelines for remuneration to Group management for the period up to the 2017 Annual General Meeting. The guidelines proposed do not comprise any changes compared to the guidelines resolved by the 2015 Annual General Meeting. Information on estimated costs for variable remuneration is appended to the proposal.

Guidelines for remuneration to Group management

For Group management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply to the remuneration of the Executive Leadership Team:

•	Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

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Appendix to proposal on guidelines for remuneration to Group management.

Details of our Remuneration Policy and how we deliver on our policy and guidelines, including information on previously decided long term variable compensation that has not yet become due for payment, can be found in the Remuneration Report and in Note C28, “Information regarding Members of the Board of Directors, the Group Management and Employees” in the annual report 2015.

With the current composition of the Executive Leadership Team, the Company’s cost during 2015 for variable remuneration to the Executive Leadership Team can, at a constant share price, be estimated to amount to between 0 and 220 percent of the aggregate fixed salary cost, all excluding social security costs.

Item 17 The Board of Directors’ proposal for amendments to the articles of association

The Board of Directors proposes that the articles of association be amended as follows.

The maximum number of shares of series C that may be issued by the Company is proposed to be increased from a maximum of 30,000,000 shares of series C to a maximum of 40,000,000 shares of series C, for purposes of meeting the needs under the Company’s stock purchase plans from time to time (§ 6).

Since it is possible to have classes of shares that do not entitle the holders to dividend, it is proposed that shares of series C shall not entitle to dividend (§ 6 and § 15). Further, it is proposed that the limitation in time when the Board can resolve to reduce the share capital through redemption of all shares of series C is taken out in order to increase the flexibility of the Board (§ 15).

The matters to be addressed at Annual General Meetings are slightly amended so that “when appropriate” is deleted in relation to election of auditors. The articles of association of Ericsson do not prescribe any other mandate period than one year which means that auditor election takes place annually (§ 12, item 11).

The time of day when notice of attendance to General Meetings must be given is proposed to be deleted (§ 14).

Current language	Proposed language

§ 6

Shares may be issued in three classes, series A, series B and series C. Shares of series A may be issued to a maximum amount of 12,000,000,000, Shares of series B to a maximum amount of 12,000,000,000, and Shares of series C to a maximum amount of 30,000,000. In voting at a General Meeting each Share of series A confers one vote, each Share

§ 6

Shares may be issued in three classes, series A, series B and series C. Shares of series A may be issued to a maximum amount of 12,000,000,000, Shares of series B to a maximum amount of 12,000,000,000, and Shares of series C to a maximum amount of 40,000,000. In voting at a General Meeting each Share of series A confers one vote, each Share of

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Current language			Proposed language
of series B one tenth part of one vote and each Share of series C one thousandth part of one vote.			series B one tenth part of one vote and each Share of series C one thousandth part of one vote. Shares of series C does not entitle to dividend.

§ 12 The following matters shall be dealt with at the Annual General Meeting:			§ 12 The following matters shall be dealt with at the Annual General Meeting:

1.	election of a Chairman at the General Meeting;		1.	election of a Chairman at the General Meeting;

2.	preparation and approval of a voting list;		2.	preparation and approval of a voting list;

3.	approval of the agenda;		3.	approval of the agenda;

4.	examination whether the Meeting has been properly convened;		4.	examination whether the Meeting has been properly convened;

5.	election of two persons to check the minutes;		5.	election of two persons to check the minutes;

6.	presentation of the Annual Report and the Auditors’ report and of the Consolidated Accounts and the Auditors’ report on the Group;		6.	presentation of the Annual Report and the Auditors’ report and of the Consolidated Accounts and the Auditors’ report on the Group;

7.	resolutions in respect to		7.	resolutions in respect to

	a.	adoption of the Profit and Loss Statement and the Balance Sheet and of the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet,		a.	adoption of the Profit and Loss Statement and the Balance Sheet and of the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet,

	b.	the Directors’ and the Managing Directors’ discharge from liability,		b.	the Directors’ and the Managing Directors’ discharge from liability,

	c.	appropriation of the Company’s profit or loss according to the adopted Balance Sheet;		c.	appropriation of the Company’s profit or loss according to the adopted Balance Sheet;

8.	determining the number of Directors, Deputy Directors and Auditors;		8.	determining the number of Directors, Deputy Directors and Auditors;

9.	determining the remuneration payable to the Board of Directors and to Auditor;		9.	determining the remuneration payable to the Board of Directors and to Auditor;

10.	elections of Directors and of Deputy Directors;		10.	elections of Directors and of Deputy Directors;

11.	when appropriate elections of Auditor;		11.	elections of Auditor;

12.	other matters which shall be dealt with at the Meeting.		12.	other matters which shall be dealt with at the Meeting.

§ 14 In order to be admitted to a General Meeting, a Shareholder shall have given			§ 14 In order to be admitted to a General Meeting, a Shareholder shall have given

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Current language	Proposed language
notice of his attendance to the company not later than 4.00 p.m. on the day mentioned in the notice convening the Meeting, at which time also the number of advisors shall be stated. This day may not be a Sunday, another public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve and may not fall earlier than five weekdays before the General Meeting.	notice of his attendance to the company not later than the day mentioned in the notice convening the Meeting, at which time also the number of advisors shall be stated. This day may not be a Sunday, another public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve and may not fall earlier than five weekdays before the General Meeting.

§ 15

Shares of series C shall entail a right to an annual dividend from the Company’s assets with an amount equivalent to STIBOR with terms to maturity of 360 days commencing from April 30 one year up to and including April 30 the following year and calculated on the ratio value of the Company’s share.

During the period from June 1 – June 15 each year, the Company’s Board of Directors is authorized to decide on a reduction of the share capital through redemption of all series C shares.

In conjunction with the adoption of a resolution regarding redemption, holders of series C shares shall be obliged to surrender their shares for an amount equal to the ratio value of the shares. Payment of the redemption amount shall take place immediately.

§ 15

The Company’s Board of Directors is authorized to decide on a reduction of the share capital through redemption of all series C shares.

In conjunction with the adoption of a resolution regarding redemption, holders of series C shares shall be obliged to surrender their shares for an amount equal to the ratio value of the shares. Payment of the redemption amount shall take place immediately.

Majority rules

The resolutions of the Annual General Meeting to amend the articles of association under item 17 require that shareholders representing at least two thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposals.

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Annual General Meeting Telefonaktiebolaget LM Ericsson 2016

Item 18.1-18.9 Long-Term Variable Compensation Program 2016 (LTV 2016) including the Board of Directors’ proposal for resolutions on implementation of an all employee Stock Purchase Plan, a Key Contributor Retention Plan and an Executive Performance Stock Plan and, under each plan respectively, transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

The LTV program is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage all employees to become and remain shareholders and the leadership to build significant equity holdings. Following the Board of Directors’ annual evaluation of total remuneration and ongoing programs, it proposes to make no changes to the structure of Ericsson’s Long-Term Variable Compensation Program.

It is anticipated that the LTV 2016 will require up to 26.1 million shares, corresponding to a dilution of up to 0.8 percent of the total number of outstanding shares, at a cost between SEK 1,525 million and SEK 2,262 million unevenly distributed over the years 2016–2020. The number of shares that may be required for ongoing programs as per December 31, 2015, is estimated to approximately 60.7 million shares, corresponding to approximately 1.87 percent of the number of outstanding shares.

Three plans

The LTV 2016 builds on a common platform, but consists of three separate plans.

The Stock Purchase Plan is an all employee plan and is designed to create an incentive for all employees to become shareholders. The aim is to secure commitment to long-term value creation throughout Ericsson.

The Key Contributor Retention Plan is part of Ericsson’s talent strategy and is designed to ensure long-term retention of top-talent with critical skills vital to Ericsson’s future performance. Up to ten percent of the Company’s employees are defined as “key contributors”, based on a rigorous selection process incorporating elements such as individual performance, possession of critical skills and future potential. The Remuneration Committee of the Board of Directors monitors the selection process and nominations for bias of factors such as seniority, gender, age and frequency of award.

The Executive Performance Stock Plan is designed to encourage long-term value creation in alignment with shareholders’ interests. The plan is offered to a defined group of senior managers, up to 0.5 percent of the total employee population. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity stakes.

Since 2011 the performance measures have been Net Sales Growth, Operating Income Growth and Cash Conversion in order to reflect the business strategy and long term value creation of the Company. It is proposed that the Executive Performance Stock Plan 2016 shall have the same performance criteria for the period 2016 – 2018.

The three performance criteria for the Executive Performance Stock Plan 2016 are:

•	Net Sales Growth: Up to one third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 6 percent comparing 2018 financial results to 2015, which corresponds to consolidated sales of SEK 262 billion and SEK 294 billion for the financial year 2018.

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•	Operating Income Growth: Up to one third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15 percent comparing 2018 financial results to 2015, which corresponds to operating income of SEK 25 billion and SEK 33 billion for the financial year 2018. Extraordinary restructuring charges from the cost and efficiency program announced in November 2014 shall be excluded.

•	Cash Conversion: Up to one third of the award will vest if cash conversion is at or above 70 percent during each of the years 2016-2018 and vesting one ninth of the total award for each year the target is achieved. Extraordinary restructuring charges from the cost and efficiency program announced in November 2014 shall be excluded.

Financing

The Board of Directors has considered different financing methods for transfer of shares to employees under the LTV 2016, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers that a directed issue of C shares, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2016.

The Company’s current holding of treasury stock is not sufficient for the carrying out of the LTV 2016. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under heading “Proposals”. Under the proposed transactions, shares are issued at the share’s ratio value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscribers equals the subscription price. As compensation to the subscribers for their assistance in the issuance and buy-back of shares, the Company will pay to each of the subscribers an amount totaling SEK 100,000 each, corresponding to less than 0.8 öre (SEK 0.008) per new issued and re-purchased share.

The procedure of issuance and buy-back of shares for the Company’s long-term variable compensation programs has previously been decided by the Annual General Meetings of shareholders in 2001, 2003, 2008, 2009 and 2012.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock.

Costs

The total effect on the income statement of the LTV 2016, including financing costs, is estimated to range between SEK 1,525 million and SEK 2,262 million unevenly distributed over the years 2016-2020. The costs constitute approximately 3 percent of Ericsson’s total remuneration costs 2015, including social security fees, amounting to approximately SEK 80 billion.

The calculations are conservative and based on assumptions of present participation rate in the Stock Purchase Plan and full participation in the Key Contributor Retention Plan and the Executive Performance Stock Plan, at maximum contribution levels and with maximum vesting levels for the latter plan.

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Costs affecting the income statement, but not the cash flow

Compensation costs, corresponding to the value of matching shares transferred to employees, are estimated to range between SEK 1,331 million and SEK 1,597 million, depending on the fulfilment of the performance targets of the Executive Performance Stock Plan.1 The compensation costs are distributed over the LTV 2016 period, i.e. 2016-2020.

Social security charges as a result of transfer of shares to employees depend on the performance against the Executive Performance Stock Plan targets and based on an assumed average share price at matching between SEK 54 and SEK 148, the costs are estimated to range between SEK 194 million and SEK 665 million. The social security costs are expected to occur mainly during 2019-2020.

Costs affecting the income statement and the cash flow

Plan administration costs have been estimated to SEK 10 million, distributed over the LTV 2016 period, i.e. 2016-2020.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 55 million, compared to approximately SEK 200,000 for using new issued and acquired shares in treasury.

Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2015, the Company held approximately 49.5 million shares in treasury. The number of shares that may be required for ongoing programs as per December 31, 2015 is estimated to approximately 60.7 million shares, corresponding to approximately 1.87 percent of the number of outstanding shares. However, it is not likely that all shares allocated for ongoing programs will be required. In order to implement the LTV 2016, a total of up to 26.1 million shares are required, which corresponds to approximately 0.8 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

Proposals

The Long-Term Variable Compensation Program 2016 (LTV 2016)

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of (1) a Stock Purchase Plan, (2) a Key Contributor Retention Plan, and (3) an Executive Performance Stock Plan.

In order to implement the LTV 2016, the Board of Directors proposes that no more than in total 21,600,000 shares of series B in Telefonaktiebolaget LM Ericsson (hereinafter referred to as “the Company” or “Ericsson”) may be transferred to employees in the Ericsson Group and, moreover, that 4,500,000 shares may be sold on Nasdaq Stockholm in order to cover, inter alia, social security payments.

[1]	The compensation costs for an alternative Key Contributor Retention Cash Program may vary depending on the development of the stock price during the qualifying period. This has been disregarded in the calculations since these costs represent a minor part of the overall compensation costs.

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The Company’s current holding of shares in treasury is not sufficient for the carrying out of the LTV 2016. Therefore, the Board of Directors proposes a directed share issue of in total 26,100,000 shares of series C to AB Industrivärden and/or Investor AB or subsidiaries of these companies, with a subscription price equivalent to the ratio value of the share (SEK 5). Furthermore, it is proposed that the Board be authorized to decide on a directed offer to acquire all shares of series C at a price corresponding to the ratio value of the share (SEK 5). As compensation to the subscribers for their assistance with the issuance and buy-back, the company will pay to each of AB Industrivärden and Investor AB an amount totaling SEK 100,000 each, corresponding to less than 0.8 öre (SEK 0.008) per new issued and re-purchased share.

Following the acquisition of all shares of series C, these shares will be converted into shares of series B, in accordance with the Articles of Association, thereafter to be transferred according to the proposals.

The Board of Directors proposes that the Annual General Meeting resolve in accordance with the proposals set out below.

Item 18.1 Implementation of the Stock Purchase Plan

All employees within the Ericsson Group, except for what is mentioned in the fourth paragraph below, will be offered to participate in the Stock Purchase Plan.

Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to invest up to 7.5 percent of gross fixed salary in shares of series B in the Company on Nasdaq Stockholm or in ADSs on NASDAQ New York. The CEO shall have the right to invest up to 10 percent of gross fixed salary and 10 percent of short term variable compensation for purchase of shares.

If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADSs, free of consideration.

Participation in the Stock Purchase Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company.

Item 18.2 Transfer of treasury stock, directed share issue and acquisition offer for the Stock Purchase Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 11,950,000 shares of series B in the Company may occur on the following terms and conditions:

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Stock Purchase Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Stock Purchase Plan.

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•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Stock Purchase Plan, i.e. during the period from November 2016 up to and including November 2020.

•	Employees covered by the terms and conditions of the Stock Purchase Plan shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2017, transfer no more than 2,400,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 71,750,000 by an issue of 14,350,000 shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and / or Investor AB or subsidiaries of these companies.

•	The new shares shall be subscribed for during the period April 29-May 2, 2016. Over-subscription may not occur.

•	The amount that shall be payable for each new share shall be SEK 5.

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 14,350,000 shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2017.

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•	The acquisition shall be made at a price of SEK 5 per share.

•	Payment for acquired shares shall be made in cash.

Item 18.3 Equity Swap Agreement with third party in relation to the Stock Purchase Plan

In the event that the required majority is not reached under item 18.2 above, the financial exposure of the Stock Purchase Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Stock Purchase Plan.

Item 18.4 Implementation of the Key Contributor Retention Plan

In addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, up to 10 percent of the employees (presently approximately 11,000 persons) are selected as key contributors and will be offered additional matching shares, free of consideration, within the Key Contributor Retention Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to an additional matching share, free of consideration, for every share purchased, in addition to the regular matching of one share.

Participation in the Key Contributor Retention Plan presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for an alternative cash plan for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such alternative cash plan shall, as far as practical correspond to the terms and conditions of the Key Contributor Retention Plan.

Item 18.5 Transfer of treasury stock, directed share issue and acquisition offer for the Key Contributor Retention Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 6,050,000 shares of series B in the Company may occur on the following terms and conditions.

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Key Contributor Retention Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Key Contributor Retention Plan.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Key Contributor Retention Plan, i.e. during the period from November 2016 up to and including November 2020.

•	Employees covered by the terms and conditions of the Key Contributor Retention Plan shall receive shares of series B in the Company, free of consideration.

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b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2017, transfer no more than 1,200,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

c)	Directed issue of shares of series C

Increase of the share capital in Ericsson with SEK 36,250,000 by an issue of 7,250,000 shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and/or Investor AB or subsidiaries of these companies.

•	The new shares shall be subscribed for during the period April 29-May 2, 2016. Over-subscription may not occur.

•	The amount that shall be payable for each new share shall be SEK 5.

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 7,250,000 shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2017.

•	The acquisition shall be made at a price of SEK 5 per share.

•	Payment for acquired shares shall be made in cash.

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Item 18.6 Equity Swap Agreement with third party in relation to the Key Contributor Retention Plan

In the event that the required majority is not reached under item 18.5 above, the financial exposure of the Key Contributor Retention Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Key Contributor Retention Plan.

Item 18.7 Implementation of the Executive Performance Stock Plan

In addition to the regular matching of shares pursuant to the Stock Purchase Plan described above, senior managers, up to 0.5 percent of the employees (presently approximately 550 persons, although it is anticipated that the number of participants will be lower) will be offered an additional matching of shares, free of consideration, within the Executive Performance Stock Plan.

If the shares purchased in accordance with the terms and conditions of the Stock Purchase Plan are retained by an employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

•	The President may be entitled to an additional performance match of up to nine shares for each one purchased.

•	Other senior managers may be entitled to an additional performance match of up to either four or six shares for each one purchased.

The nomination of senior managers will be on the basis of position, seniority and performance at the discretion of the Remuneration Committee, which will approve participation and matching share opportunity.

The terms and conditions of the additional performance match under the Executive Performance Stock Plan will be based on the outcome of three targets, which are independent of each other and have equal weighting. The three targets are:

•	Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated net sales between year 0 (2015 financial year) and year 3 (2018 financial year) is between 2 and 6 percent, which corresponds to consolidated sales of SEK 262 billion and SEK 294 billion for the financial year 2018. Matching will begin at a threshold level of 2 percent CAGR and increase on a linear scale to full vesting of this third of the award at 6 percent CAGR.

•	Up to one third of the award shall vest provided the compound annual growth rate (CAGR) of consolidated operating income between year 0 (2015 financial year) and year 3 (2018 financial year) is between 5 and 15 percent, which corresponds to consolidated operating income of SEK 25 billion and SEK 33 billion for the financial year 2018. Extraordinary restructuring charges from the cost and efficiency program announced in November 2014 shall be excluded. Matching will begin at a threshold level of 5 percent CAGR and increase on a linear scale to full vesting of this third of the award at 15 percent CAGR.

•	Up to one third of the award will be based on the cash conversion during each of the years during the performance period, calculated as cash flow from operating activities divided by net income reconciled to cash. Extraordinary restructuring charges from the cost and efficiency program announced in November 2014 shall be excluded. One ninth of the total award will vest for any year, i.e. financial years 2016, 2017 and 2018, if cash conversion is at or above 70 percent.

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The Board of Directors considers that long-term value creation will be reflected in the success of these targets, aligning executives with long-term shareholder interests. There will be no allocation of shares if none of the threshold levels have been achieved, i.e. CAGR is less than 2 percent for net sales and less than 5 percent for operating income, and a 70 percent cash conversion has not been achieved during the performance period. The minimum matching at the threshold levels is 0. The maximum number of performance matching shares – 4 shares, 6 shares and 9 shares respectively – will be allocated if the maximum performance levels of CAGR of 6 percent for net sales and 15 percent for operating income have been achieved, or exceeded, and a cash conversion of 70 percent or more has been achieved each year during the period.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance outcomes the Board of Directors will consider, in particular, the impact of larger acquisitions, divestitures, the creation of joint ventures and any other significant capital event on the three targets on a case by case basis.

Item 18.8 Transfer of treasury stock, directed share issue and acquisition offer for the Executive Performance Stock Plan

a)	Transfer of treasury stock to employees

Transfer of no more than 3,600,000 shares of series B in the Company may occur on the following terms and conditions.

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions of the Executive Performance Stock Plan. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to their employees covered by the terms and conditions of the Executive Performance Stock Plan.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the Executive Performance Stock Plan, i.e. during the period from November 2016 up to and including November 2020.

•	Employees covered by the terms and conditions of the Executive Performance Stock Plan shall receive shares of series B in the Company, free of consideration.

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b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2017, transfer no more than 900,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

c)	Directed issue of shares of Series C

Increase of the share capital in Ericsson with SEK 22,500,000 by an issue of 4,500,000 shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by AB Industrivärden and/or Investor AB or subsidiaries of these companies.

•	The new shares shall be subscribed for during the period April 29-May 2, 2016. Over-subscription may not occur.

•	The amount that shall be payable for each new share shall be SEK 5.

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 4,500,000 shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2017.

•	The acquisition shall be made at a price of SEK 5 per share.

•	Payment for acquired shares shall be made in cash.

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Item 18.9 Equity Swap Agreement with third party in relation to the Executive Performance Stock Plan

In the event that the required majority is not reached under item 18.8 above, the financial exposure of the Executive Performance Stock Plan shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the Executive Performance Stock Plan.

Special authorization for the President

The Board of Directors further proposes that the President be authorized to make such minor adjustments to the resolutions above as may prove necessary in connection with the registration with the Swedish Companies Registration Office.

Majority rules

The resolutions of the Annual General Meeting on implementation of the three plans according to items 18.1, 18.4 and 18.7 above require that more than half of the votes cast at the Annual General Meeting approve the proposals. The Annual General Meeting’s resolutions on transfers of treasury stock, directed share issues and authorizations for the Board of Directors to decide on an offer to acquire treasury stock according to items 18.2, 18.5 and 18.8 above, shall be adopted as one resolution for each of the three items, and require that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposals. A valid resolution in accordance with the proposals for an equity swap agreement under items 18.3, 18.6 and 18.9 above requires that more than half of the votes cast at the Annual General Meeting approve the proposals.

Description of ongoing variable compensation programs

The Company’s ongoing variable compensation programs are described in detail in the Annual Report 2015 in the note to the Consolidated Financial Statements, Note C28 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its guidelines on remuneration to Group management in line with the Swedish Corporate Governance Code.

Item 19 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2012, 2013, 2014 and 2015

Background

The Annual General Meetings 2012, 2013, 2014 and 2015 resolved on a right for the Company to transfer in total not more than 20,800,000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Compensation Programs 2012, 2013, 2014 and 2015.

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Each resolution has for legal reasons only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 20,800,000 shares, 886,100 shares of series B have been transferred up to March 1, 2016.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2017, not more than 19,913,900 shares of series B in the Company, or the lower number of shares of series B, which as per April 13, 2016 remains of the original 20,800,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Compensation Programs 2012, 2013, 2014 and 2015. Transfer of shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Item 20–23 Proposals from shareholders

The proposals under item 20, 21 and 23 are set out in the agenda.

Item 22.1-22.2 Proposals from the shareholder Thorwald Arvidsson to amend the articles of association with respect to voting rights of shares and with respect to limitations as to who may be appointed Board member

22.1

The shareholder Thorwald Arvidsson proposes firstly that the articles of association (§ 6, item two), be amended as follows:

“At elections at General Meetings of shareholders shares of series A, B and C carry one vote each.”

In case that the proposal above is not approved by the General Meeting of shareholders, it is secondarily proposed that the language be amended as follows:

“At elections at General Meetings of shareholders, shares of series A carry one vote each and shares of series B and C carry one tenth of one vote each.”

22.2

The shareholder Thorwald Arvidsson proposes that the articles of association (§ 9) be amended by adding a second and third paragraph as follows.”

“A previous minister of state must not be elected member of the Board of Directors earlier than two years from the termination of the appointment as minister of state.

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In the absence of special reasons, other politicians who have obtained full salary from the public must not be elected members of the Board of Directors earlier than one year following the termination of the appointment.”

Majority rules

The resolution of the Annual General Meeting to amend the articles of association under item 22.1, in regards to the first proposal, is valid if all shareholders represented at the meeting vote in favor of the proposal and those shareholders represent at least nine-tenths of all shares in the company, alternatively if shareholders representing at least two-thirds of the votes cast as well as the shares represented at the meeting vote in favor of the proposal and holders of half of all shares of series A and nine-tenths of the shares of series A represented at the meeting agree to the change. The resolution by the Annual General Meeting under item 22.1, in regards to the secondary proposal, is valid if shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

The resolution of the Annual General Meeting under item 22.2 requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Shares and votes

There are in total 3,305,051,735 shares in the Company; 261,755,983 shares of series A and 3,043,295,752 shares of series B, corresponding to in total 566,085,558.2 votes. The Company’s holding of treasury stock amounts to 46,581,363 shares of series B, corresponding to 4,658,136.3 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 – 15 above, including a description of the work of the Nomination Committee before the Annual General Meeting and Exhibit 1 and 2 to the Nomination Committee’s proposals, and the proposals from shareholders (in original language) under items 20 – 23, are available at the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the company. In respect of all other items, complete proposals are provided under the respective item in the invitation.

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The Annual Report and the Auditor’s Report as well as the Auditor’s statement regarding the guidelines for remuneration to Group management and the Board of Directors’ statement under the Swedish Companies Act, chapter 19, section 22, are available at the Company and posted on the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the company.

Stockholm, March 2016

THE BOARD OF DIRECTORS

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